Lightspeed Commerce Appoints Bhawna Singh as Chief Technology Officer; Ships Wave of AI, Payments and Wholesale Innovations
Seasoned engineering leader joins as Lightspeed accelerates AI roadmap and delivers new capabilities across retail and hospitality
MONTREAL, MAY 7, 2026 /PRNewswire/ — Lightspeed Commerce Inc. (NYSE | TSX: LSPD) ("Lightspeed" or the "Company"), the unified omnichannel platform powering ambitious retail, golf and hospitality businesses in over 100 countries, today announced the appointment of Bhawna Singh as Chief Technology Officer, alongside a new wave of product innovations designed to help merchants streamline operations, drive revenue growth and deliver more seamless customer experiences across channels.
The announcements come as retailers and hospitality operators face mounting pressure to operate more efficiently while delivering differentiated customer experiences. Rising costs, labor shortages and increasingly complex sales channels are requiring businesses to rethink how they manage inventory, payments, ordering and customer interactions. Lightspeed's latest investments in technical leadership and product capability reflect the Company's continued commitment to giving merchants the tools they need to operate smarter and grow faster.
Bhawna Singh Appointed Chief Technology Officer
Bhawna Singh is a technology executive with more than 25 years of experience leading platform transformation and global engineering organizations across enterprise SaaS and consumer businesses. She is recognized for aligning technology investment with growth, modernizing complex systems, and driving secure, scalable innovation in high-growth environments. Most recently, as Chief Technology Officer at Okta, she led the technology strategy for a global customer identity platform powering billions of secure authentications, while advancing AI adoption and security-first architecture. Prior to that, she served as CTO at Glassdoor, where she led global engineering, accelerated international expansion, and delivered data-driven product innovation. She also serves on several boards as a member and advisor, contributing to AI governance, cybersecurity, and product strategy discussions.
Singh's appointment deepens Lightspeed's technical leadership, alongside John Shapiro as Chief Product Officer, as the Company accelerates its AI roadmap. Lightspeed recently launched Lightspeed AI, introducing conversational assistants within Lightspeed Retail and Lightspeed Restaurant that help merchants get answers quickly and make smarter decisions. Singh will play a central role in shaping the platform's next chapter, driving the technical depth and execution speed required to deliver on that roadmap at scale.
“Merchants today are navigating extraordinary complexity and the technology they rely on has to work harder, scale faster, and deliver measurable outcomes,” said Bhawna Singh, Chief Technology Officer at Lightspeed. “What drew me to Lightspeed is the opportunity to build a platform that truly integrates every dimension of a commerce business; from the point of sale, to payments, inventory, and beyond. I'm here to make sure Lightspeed's technology leads the way.”
“Bhawna is exactly the kind of technology leader Lightspeed needs at this stage of our journey,” said Dax Dasilva, Founder and Chief Executive Officer at Lightspeed. “She has a rare combination of deep engineering expertise and the strategic instinct to move fast, and that's critical as we accelerate our AI roadmap and deepen the integration across our platform.”
New Product Innovations Across Retail and Hospitality
Complementing Singh's appointment, Lightspeed shipped new capabilities across Lightspeed Retail and Lightspeed Restaurant, combining AI-powered automation, deeper ecosystem integrations, and enhanced payment and ordering capabilities within its unified platforms.
Retail
Faire Integration: Retailers can now connect directly to Faire's global wholesale marketplace within Lightspeed Retail, with product information including images, descriptions, variants and cost data, syncing automatically to reduce manual entry and accelerate time-to-floor.
AI-Powered OCR Inventory Entry: A new AI-powered Optical Character Recognition tool automates product data entry, helping merchants onboard new inventory, reduce stock discrepancies and improve accuracy.
AI-Driven Brand Recommendations in Marketplace: Lightspeed now surfaces personalized brand suggestions within Marketplace based on a retail buyer's wholesale order history and existing connections, expanding discovery and opening new revenue opportunities for brands.
Lightspeed Scanner Enhancements: Updated product lookup gives sales staff real-time access to promotions, alternative product recommendations and item sales history at the point of interaction, while a new Mobile Promotions Helper feature prompts associates at checkout to surface relevant offers and increase basket size.
Hospitality
AI Menu Import: A new AI-powered tool allows restaurants to easily digitize menus using a photo of a printed menu, online document, or even sketch notes. Lightspeed’s AI automatically extracts menu items, combos, modifiers, assigns button colors, button names, accounting groups and statistic tags. This automation significantly reduces the time required to digitize menus while minimizing manual data entry.
Order Anywhere Promotions: A new promotion engine within Order Anywhere launches with buy-one-get-one-free functionality, enabling restaurants to create time-limited offers without manual workarounds to drive order volume and repeat visits.

Redesigned POS Navigation: A streamlined navigation experience across iPad and iPhone standardizes workflows across devices, reducing training time and improving service efficiency.
Mobile Tap in Quebec: Lightspeed expanded Mobile Tap to Quebec as part of its Lightspeed Tableside solution, enabling staff to take orders and collect payment in a single continuous flow, increasing table turns and capturing more revenue during peak service.
To learn more about these new features, along with the most recent product innovations visit Lightspeed's website.
About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail, golf and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed’s leadership team, partnerships, product offerings and planned product roadmap. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

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